Exhibit 99.1

Grupo Financiero Galicia S.A.

Cuit 30-70496280-7

July 23, 2015

To: Comisión Nacional de Valores (National Securities Exchange Commission)

Re: Grupo Financiero Galicia S.A. – Class VII Notes in an aggregate principal amount of up to US$ 160,000,000 (extendible up to US$ 200,000,000)

Dear Sirs,

We are writing to you in relation with the Class VII notes in an aggregate principal amount of up to US$ 160,000,000 (extendible up to US$ 200,000,000), under the Global Program of short, mid-and/or long-term notes, non-convertible into shares for a maximum outstanding face value of up to US$ 100,000,000 (or the equivalent thereof in other currencies) (the “Program”).

Accordingly, we inform that after the finalization of the Subscription Period, it has been determined the issuance of Negotiable Obligations Class VII amounting a global face value of up to US$ 160,000,000.

The notes were issued with the following terms and conditions:

1.	Principal Amount: US$ 160,000,000

2.	Issuance Date: July 27, 2015

3.	Rate: Fixed rate of 27% from the issuance date up to the nine-month anniversary thereof inclusive and Badlar + 4.25% thereafter.

4.	Maturity Date: July 27, 2017

5.	Payment of Principal: The aggregate principal amount of Class VII Notes shall be paid in one lump sum on April 27, 2017.

6.	Payment of Interest: Interest on the Class VII Notes shall be payable on October 27, 2015; January 27, 2016; April 27, 2016; July 27, 2016; October 27, 2016; January 27, 2017; April 27, 2017 and July 27, 2017.

7.	Term: 1.62 years.

8.	Apportionment factor: 40.9302%

9.	Offers received: 35

Yours faithfully,

A. Enrique Pedemonte

Authorized – Attorney in law

Grupo Financiero Galicia

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.